Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH DELIVERS STRONG OPERATIONAL PERFORMANCE IN 2016; COMPANY ON TRACK TO SUBSTANTIALLY REDUCE DEBT IN 2017

(Calgary, February 28, 2017) – Pengrowth Energy Corporation delivered strong operating and financial results in 2016. The Company increased its net asset value per share by approximately 70 percent, delivered robust production and significantly increased reserves, while reducing costs across all segments of its business. The Company also reduced outstanding debt and positioned itself to further improve the strength of its balance sheet with a significant reduction of its outstanding debt early in 2017.
Derek Evans, President and Chief Executive Officer of Pengrowth commented, “Our operational performance was excellent in 2016, with low cost reserve growth, strong production performance, and significant and sustainable year over year cost savings across all segments of our business. We were successful in selling assets, reducing debt and accumulating a significant cash position. We continued to build the required foundation for long-term production and reserves growth and have positioned the Company to further reduce debt in 2017 and improve our balance sheet.”
2016 Highlights:
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Delivered full year funds flow of $429.7 million ($0.79 per share), which was slightly lower than 2015 full year funds flow of $459.3 million ($0.85 per share), in a year where commodity prices fell by approximately 18 percent and production declined by 20 percent.

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Repaid $108 million of debt outstanding on the Company’s credit facilities and finished the year with approximately $287 million of cash on hand, which grew to approximately $530 million by January 6, 2017, providing the ability to repay $126.6 million of 6.25% convertible debentures on maturity on March 31, 2017 and prepay US $300 million of the 6.35% senior term notes which are scheduled to mature on July 26, 2017. When taken together, this should reduce interest expenses on an annualized basis by more than $30 million per year.

•	Achieved significant and sustainable savings across all segments of the business totalling $125 million in 2016.
•	Maintained production at 91 percent of 2015 levels after taking into account asset sales and with no active drilling program highlighting the low decline nature of the asset base.
•	Sold a four percent non-convertible gross overriding royalty on Lindbergh, together with certain proprietary seismic, for $250 million, which closed on January 6, 2017.

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Increased December 31, 2016 total Proved and total Proved plus Probable Reserves by 13 percent and seven percent to 285.8 million barrels of oil equivalent (boe) and 608.5 million boe, respectively, compared to year end 2015.

•	Replaced 289 percent of 2016 production with Proved plus Probable Reserve additions after the impact of dispositions.
•	Delivered finding and development costs of $3.38 per boe and finding, development and acquisition costs of $1.23 per boe, including changes in future development costs.
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Increased the net present value of Proved plus Probable Reserves (10 percent discount, before tax) by 39 percent to $4.5 billion resulting in a net asset value per share of $6.30 at GLJ pricing, an increase of approximately 70 percent from $3.75 per share at year end 2015.

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Received Environmental Protection and Enhancement Act (EPEA) approval for the Phase Two expansion of our Lindbergh thermal production to an aggregate of 30,000 barrels (bbl) per day. An amendment to the scheme was subsequently submitted in February 2017 to increase the maximum production following the Phase Two development to an aggregate of 40,000 bbl per day.

Operations
Pengrowth achieved full year 2016 average daily production of 57,058 boe per day, which was at the mid-point of the Company’s production guidance of 56,000 to 58,000 boe per day. Full year average daily production from Lindbergh was 15,296 bbl per day at an average steam oil ratio of 2.39. Pengrowth’s 2016 corporate production declined 20 percent from 2015 levels primarily due to the absence of production volumes associated with asset dispositions which closed late in 2015 and the first quarter of 2016, and to the absence of any drilling capital. Net of disposition volumes year over year, production declines would have amounted to approximately nine percent, demonstrating the quality and resilience of Pengrowth’s low decline asset base.
Building on the success achieved thus far at Lindbergh, Pengrowth has included in its 2017 capital program, a Lindbergh optimization program that will see the Company drill the first new wells into the project since commercial production commenced in April 2015. In 2017, Pengrowth plans on drilling seven new well pairs, two infill wells, and expanding the associated infrastructure. The completion of the planned optimization activities in 2017 is expected to increase production from the first phase to approximately 18,000 bbl per day by the end of the year.
In May 2016, the Company received EPEA approval for the second phase expansion of Lindbergh, which would increase the nameplate production capacity of the project by an incremental 17,500 bbl per day, to a level of 30,000 bbl per day. In December 2016, an EPEA application was filed for Pengrowth’s 50 percent working interest in the Selina thermal project. The Selina project is located approximately 30 kilometers northeast of Lindbergh and is designed for annual production of 12,500 bbl per day of bitumen. In late February 2017, Pengrowth submitted a scheme amendment and an EPEA update to increase Lindbergh Phase Two production capacity to 27,500 bbl per day, resulting in the maximum production capacity following the Phase Two development to 40,000 bbl per day in aggregate.

Focus on Cost Structures
The Company’s ongoing focus on cost reduction initiatives resulted in significant and sustainable savings across all cost structures year over year. Operating expenses declined by $96.7 million (26 percent) year over year to $275.4 million and resulted in per unit operating costs of $13.19 per boe. Similarly, cash G&A expenses fell by $16.6 million (19 percent) compared to 2015, to $70.4 million ($3.37 per boe), while transportation expenses fell by $11.8 million (26 percent) compared to the same period in 2015, to $33.7 million ($1.61 per boe). These realized cost savings are expected to be sustainable.
Financial Results
The Company delivered full year 2016 funds flow of $429.7 million ($0.79 per share), which was slightly lower than funds flow of $459.3 million ($0.85 per share) for the same period in 2015, despite a 20 percent reduction in production and an 18 percent decline in commodity prices over the same period.
Pengrowth realized a total of $385.7 million ($18.47 per boe) for the full year from its commodity risk management program. Included in these numbers are gains of $77.2 million realized from the early settlement of the 2017 through 2019 commodity risk management contracts. Pengrowth’s risk management activities over the past two years generated over $700 million in risk management gains as a result of the falling commodity price environment. Also in the fourth quarter, Pengrowth monetized its foreign exchange swap contracts on its U.S. dollar denominated term debt for cash proceeds of $47.0 million.
These achievements, coupled with the Company’s successful reduction in its cost structures, allowed it to build a substantial cash position of approximately $287 million by year end. The cash position was further enhanced with proceeds from the sale of a four percent non-convertible gross overriding royalty on Lindbergh, together with certain proprietary seismic, for $250 million, which closed on January 6, 2017 and resulted in the cash position increasing to approximately $530 million on that date.
Financial Resources and Liquidity
Pengrowth’s total debt at December 31, 2016 amounted to Cdn $1.69 billion compared to Cdn $1.86 billion at December 31, 2015. The Company was successful in reducing total debt by $169 million through a combination of repayment of outstanding credit facilities, repurchase of a portion of the outstanding convertible debentures and favourable movements in the US$/Cdn$ foreign exchange rate. The majority of Pengrowth's long term debt and interest payments are denominated in US dollars and, as such, are subject to fluctuations in the exchange rate between the Canadian and US dollars. Pengrowth manages this foreign exchange exposure through swap contracts on the majority of its outstanding foreign denominated notes. At December 31, 2016 Pengrowth held US $920 million of swap contracts at a weighted average exchange rate of Cdn $0.75/US $1.00.
Pengrowth is proactively in discussions with the lenders of its syndicated credit facility and with the holders of its senior term notes in an effort to seek covenant amendments to provide the Company with additional financial flexibility as it works to improve its debt position. If the Company is unable to obtain a waiver or relaxation of its debt covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand and the undrawn portion of the credit facilities would no longer be available to the Company.

For the reporting period of December 31, 2016, Pengrowth received a waiver from the holders of its senior unsecured notes for the total senior debt before working capital as a percent of total book capitalization ratio covenant. On February 9, 2017 the senior debt before working capital to total book capitalization covenant in the term credit facility was permanently removed, effective December 31, 2016. After making the announced debt repayments by March 31, 2017, Pengrowth anticipates it will remain in compliance with its covenants through the end of 2018. In order to comply with certain financial covenants in its senior unsecured notes and term Credit Facilities through 2017 and 2018, Pengrowth has run a scenario that accesses the capital markets before the end of 2017, and includes an improvement in realizations for oil and natural gas. Pengrowth is also continuing with its marketing efforts on various assets as an alternative means of raising money to reduce debt and maintain compliance with its debt covenants. The Company remains confident in its ability to complete additional transactions to further advance its debt reduction objectives.

On February 21, 2017 the Company announced its intention to use the approximate $530 million of cash it has on hand to retire the $126.6 million of 6.25% convertible debentures on maturity on March 31, 2017 and to prepay US $300 million of the 6.35% senior term notes which are schedule to mature July 26, 2017. The prepayment will be made on March 30, 2017. Following these payments, the Company’s proforma debt as of March 31, 2017 will be reduced to approximately $1.1 billion, which represents an approximate 32 percent decrease in indebtedness from December 31, 2015 levels. Pengrowth is focused on further strengthening its balance sheet and continues to pursue opportunities to further reduce its outstanding debt. If Pengrowth is successful in its asset sale initiatives, it intends to prepay the remaining US $100 million of the 2017 6.35% senior term notes as well as proceeding to prepay the remaining Notes outstanding in order of maturity.
Pengrowth maintains a $1.0 billion committed revolving credit facility, which was undrawn at the end of the fourth quarter and does not mature until March 31, 2019.
Risk Management
Currently, the Company has approximately 15,000 bbl per day of expected 2017 crude oil production (58 percent of estimated 2017 oil production) hedged at an average Canadian dollar equivalent price of $65.59 per bbl. The Company has a small amount of natural gas production hedged, with 4.7 MMcf per day of expected 2017 natural gas hedged (4 percent of estimated 2017 gas production) at an average price of Cdn$3.46 per Mcf.
A complete summary of Pengrowth’s commodity risk management contracts in place as at December 31, 2016 is provided in Note 17 in the Company’s Audited consolidated financial statements, which are available on the Company’s website at www.pengrowth.com and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.
Reserves
Pengrowth’s reserves and resource values at year end 2016 were based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) with an effective date of December 31, 2016.
The Company continued to create long-term value by growing its reserves and positioning itself for long-term growth.

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Reserves growth at the Company’s flagship Lindbergh thermal project resulted in a 42 percent increase in Proved Reserves to 146.3 million boe as compared with year end 2015. Total Proved plus Probable Reserves increased 21 percent to 317.9 million boe, compared with year end 2015.

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At the end of 2016, Pengrowth had total Proved Reserves of 285.8 million boe, an increase of 33.7 million boe or 13 percent compared with year end 2015. In total, 61.8 million boe of Proved Reserves were added through drilling and revisions, offset by reserve changes of 28.1 million boe due to annual production, dispositions and economic factors.

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Total Proved plus Probable Reserves increased by 39.4 million boe or seven percent to 608.5 million boe compared with year end 2015. A total of 78.2 million boe of Proved plus Probable Reserves were added primarily due to drilling additions and positive technical revisions, offset by 38.8 million boe of annual production, dispositions and minor reductions due to economic factors.

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Increases in Proved plus Probable Reserves resulted in the replacement of 289 percent of 2016 total production net of dispositions and 365 percent of 2016 total production before the impact of dispositions.

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2016 finding and development (F&D) costs were $3.38 per boe including changes in future development costs (FDC) for Proved plus Probable Reserves. The 2016 F&D costs, excluding changes to FDC, were $0.84 per boe for Proved plus Probable reserves. Pengrowth’s three year weighted average F&D cost for Proved plus Probable reserves was $12.55 per boe, including FDC ($4.38 per boe excluding FDC).

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2016 finding, development and acquisition costs (FD&A) costs were $1.23 per boe including changes in FDC for Proved plus Probable Reserves. The 2016 FD&A costs, excluding changes to FDC, were $0.09 per boe for Proved plus Probable Reserves. Pengrowth’s three year weighted average FD&A cost for Proved plus Probable Reserves was $13.00 per boe, including FDC ($3.97 per boe excluding FDC).

Further information on Pengrowth’s reserves and resources is available in the Company’s Annual Information Form (AIF) dated February 28, 2017, which is available on the Company’s website at www.pengrowth.com and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.
Net Asset Value
The following table provides a calculation of Pengrowth’s estimated net asset value (NAV) based on the estimated future net revenues associated with Pengrowth's Proved plus Probable Reserves. Pengrowth calculates NAV to measure its performance. NAV is not necessarily calculated in the same manner by all issuers. Accordingly, it should not be used to make comparisons amongst different issuers.

Table 1. Net Asset Value – Before Income Tax
As at December 31, 2016
($ millions, except percentages and share numbers)	Discounted at 5%	Discounted at 10%
Value of total Proved plus Probable Reserves(1)	7,426	4,535
Undeveloped Land(2)	145	145
Long-term debt, including convertible debentures and working capital(3)	(1,455)	(1,455)
Reclamation funds(4)	119	119
Other assets/liabilities (asset retirement obligations, commodity contracts)(3)(5)	157	109
Net Asset Value	6,392	3,453
Shares outstanding (millions)	548	548
NAV per share ($ per share)	11.67	6.30
1.	Discounted net present value of GLJ total Proved plus Probable Reserves.
2.	Internal undeveloped land value estimate.
3.	Based on estimated fair value of long-term debt. See the Annual Financial Statements.
4.	Prepaid reclamation costs for Sable Offshore Energy Project, Nova Scotia and Judy Creek, Alberta.
5.	Internal estimated fair value of commodity contracts and other liabilities.

As of December 31, 2016, Pengrowth’s estimated NAV, discounted at 10 percent, was $6.30 per share, which represents an approximate 70 percent increase from the 2015 year end estimated NAV of $3.75 per share. The increase in NAV year over year is primarily attributable to a higher reserve value resulting from reserve increases in various properties and lower forecasts of operating and capital costs due to the realization of cost efficiencies.

Outlook
The Company continues to work to improve the strength of its balance sheet and materially reduce its outstanding debt. In 2017, Pengrowth will continue to seek additional financial flexibility from asset sales as a means to de-lever its balance sheet. The Company plans on directing all proceeds from asset divestitures to further reduce its outstanding debt by prepaying the remaining outstanding senior notes, in order of maturity. The Company remains in discussions with lenders of its syndicated bank facility and with the holders of its senior term notes to achieve the financial flexibility it needs to move forward with the development of the next expansion phase of its Lindbergh thermal project.

The 2017 capital program is strategically focused on our inventory of thermal oil opportunities with $80 million allocated towards development and maintenance activities at our Lindbergh thermal project. Lindbergh is one of the most economic, ultra-long life thermal projects with sizeable, low cost, low risk, organic growth opportunities. Capital has been allocated to the optimization of Phase One, which is expected to increase production from the first phase to approximately 18,000 bbl per day by the end of 2017. Capital is also being allocated towards the engineering and design work for the Phase Two expansion at Lindbergh. By the end of 2017, Pengrowth expects the design work to be approximately 70 percent complete and to be ready to execute on Phase Two as funds become available.
Year End Disclosure Documents
Today, Pengrowth Energy Corporation is filing its audited Annual Consolidated Financial Statements and related Management’s Discussion and Analysis, as well as its 40-F containing the AIF dated February 28, 2017, for the year ended December 31, 2016. The documents can be viewed on Pengrowth’s website at www.pengrowth.com. They are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Hard copies of Pengrowth’s complete Annual Report can also be requested free of charge by contacting Pengrowth Investor Relations at
investorrelations@pengrowth.com.

Analyst call
Pengrowth will host an analyst call and listen-only audio webcast beginning at 6:30 A.M. Mountain Time (MT) on Wednesday, March 1, 2017, during which management will review Pengrowth's fourth quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (844) 358-9179 or International: (478) 219-0186
Live listen only audio webcast: http://edge.media-server.com/m/p/n587h8ip

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves
All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2017 forecast prices and costs in respect of the December 31, 2016 reserves update. Numbers presented may not add due to rounding.

The estimated value of reserves disclosed in this press release does not represent the fair market value of the reserves. The estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to effects of aggregation.

SOR refers to the efficiency of a steam injection recovery process and is the measure of steam, in equivalent barrels of water required to produce one barrel of bitumen, currently or at any time.
Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable Reserves refers to those additional reserves that are less certain to be recovered than Proved Reserves; it is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves
Total Proved Plus Probable Reserves or 2P means the aggregate of proved reserves and probable reserves.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: the Company being on track to substantially reduce debt in early 2017; the Company building the required foundation for long-term production and reserve growth, reduce debt and improve its balance sheet; plans to prepay US$300 million of senior term notes and pay $126.6 million of convertible debentures on maturity; anticipated reduction in annualized interest expense; plans to drill seven new well pairs, two infill wells and expand associated infrastructure at Lindbergh in 2017; anticipated increase in Lindbergh production to 18,000 bbl per day by the end of the year; the sustainability of realized 2016 cost savings; efforts to seek covenant amendments from term noteholders and lenders under the syndicated credit facility; potential for the unsecured notes and credit facilities becoming due on demand and the undrawn portion of the credit facilities no longer being available in the event of a covenant breach; anticipation that Pengrowth will remain in compliance with its debt covenants through the end of 2018; assumption that the Corporation will access the capital markets and/or apply distribution proceeds to reduce indebtedness prior to year end in order to maintain compliance with debt covenants; the Company’s focus on further strengthening its balance sheet; continued pursuit of opportunities to further reduce outstanding debt; maturity date of credit facility; 2017 production hedges; continued efforts to seek additional financial flexibility from asset sales and to de-lever its balance sheet; plans to direct all proceeds from asset divestitures to reduce outstanding debt and prepay the remaining outstanding senior notes in order of maturity; allocation of 2017 capital; and expectation that design work for the next expansion phase of Lindbergh will be 70 percent complete and ready to execute by year end. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including total debt before working capital, total debt including working capital and cash G&A expenses.
With respect to F&D costs disclosed in this press release:
•
F&D costs both including and excluding FDC have been presented herein. F&D costs for each reserves category in a particular period are calculated by taking the sum of: (i) exploration and development costs incurred in the period; and (ii) where FDC has been included, the change during the period in FDC for the reserves category; divided by the additions to the reserves category before production during the period. F&D costs exclude the effects of acquisition and dispositions. FD&A costs are calculated in the same manner as F&D costs but include the effect of acquisitions and dispositions.

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In calculating the amounts of F&D costs for a year, the changes during the year in estimated reserves and estimated FDC are based upon the evaluations of Pengrowth’s reserves prepared by its independent qualified reserves evaluators, effective December 31 of such year.

•
The aggregate of the exploration and development costs incurred in the most recent financial year and any change during that year in estimated FDC generally will not reflect total F&D costs related to reserves additions for that year.

•	F&D costs may be used as a measure of a company's efficiency with respect to finding and developing its reserves.
These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

 These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these additional and non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.